UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended           October 31, 1998
                          ------------------------------------------------------

                                       OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from _______________ to _____________________

                        Commission File Number 000-24935

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Savings Banks Employees Retirement Association 401(k) Plan
                            as adopted by Summit Bank

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              Service Bancorp, Inc.
                                 81 Main Street
                           Medway, Massachusetts 02053

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                       SAVINGS BANK EMPLOYEES RETIREMENT
                       ASSOCIATION 401(k) PLAN AS ADOPTED BY SUMMIT
                       BANK

                       Savings Bank Employees Retirement Association, as Trustee



Date:   June 9, 1999                        By: /s/ Thomas Forese, Jr.
                                               ---------------------------------
                                            Title: President

SUMMARY ANNUAL REPORT

FOR SBERA 401 (K) PLAN AS ADOPTED BY SUMMIT BANK


This is a summary of the annual report for the SBERA 401 (K) PLAN AS ADOPTED BY SUMMIT BANK, EIN 04-3401480, Plan No. 002, for the period November 1, 1997 through October 31, 1998. The annual report has been filed with the Internal Revenue Service, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a common collective trust. Plan expenses were $7,610. These expenses included $7,610 in benefits paid to participants and beneficiaries. A total of 54 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $606,091 as of October 31, 1998, compared to $506,822 as of November 1, 1997. During the plan year the plan experienced an increase in its net assets of $99,269. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $106,879 including employer contributions of $30,552, employee contributions of $80,874, and earnings from investments of $(4,547).

Your Rights To Additional Information

You have the right to receive a copy of the full annual report. To obtain a copy of the full annual report, or any part thereof, write or call the office of SUMMIT BANK who is THE PLAN SPONSOR, SUMMIT BANK, 81 MAIN STREET, MEDWAY, MA 02053, (508) 533-4343.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (SUMMIT BANK, 81 MAIN STREET, MEDWAY, MA 02053) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, N-5638, Pension and Welfare Benefits Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.